As filed with the Securities and Exchange Commission on June 28, 2005
                           Registration No. 333-11338
                          ===========================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                       POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
   THE SECURITIES ACT OF 1933, AS AMENDED FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS


                              Cemex, S.A. de C.V.
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N/A
                  (Translation of issuer's name into English)

                             United Mexican States
           (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                              388 Greenwich Street
                            New York, New York 10043
                                 (212)816-6763
       (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)


                                  CEMEX, Inc.
                          840 Gessner Road, Suite 1400
                              Houston, Texas 77024
                                 (713) 650-6200
                              Attn: Gilberto Perez
      (Name, address, including zip code, and telephone number, including area code of agent for service)
                        --------------------------------
                                   Copies to:

       Robert M. Chilstrom, Esq.                        Frettra M. Miller, Esq.
       Skadden Arps, Slate, Meagher & Flom LLP          Citibank, N.A.
       Four Times Square                                388 Greenwich Street
       New York, New York 10036                         New York, New York 10013


                 --------------------------------------------------
It is proposed that this filing become effective under Rule 466:


                                                |X| immediately upon filing.
                                                |_| on (Date) at (Time).


If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

            This Post-Effective Amendment No. 1 to the Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

Item Number and Caption                           Location in Form of American
-----------------------
                                                  Depositary Receipt ("Receipt")
                                                  Filed Herewith as Prospectus
                                                  -----------------------------

1. Name of depositary and               Face of Receipt - Introductory Paragraph
                                        ----------------
   address of its principal
   executive office

2. Title of Receipts and                Face of Receipt - top center and
                                        ---------------
   identity of deposited                Introductory Paragraph
   securities

   Terms of Deposit:

   (i) The amount of deposited          Face of Receipt - upper right corner
                                        ---------------
       securities represented by
       one American Depositary
       Share

   (ii)The procedure for voting,        Reverse of Receipt - Paragraphs  (14),
                                        ------------------
       if any, the deposited            (17) and (18)
       securities

  (iii)The collection and               Face of Receipt - Paragraphs (4), (7),
                                        ---------------
       distribution of dividends        (9) and (10)
                                        Reverse of Receipt - Paragraphs (14),
                                        ------------------
                                        (15) and (17)

   (iv)The transmission of              Face of Receipt - Paragraph (13)
                                        ---------------
       notices, reports and             Reverse of Receipt - Paragraphs (14),
                                        ------------------
       proxy soliciting material        (16), (17) and (18)


   (v) The sale or exercise of          Face of Receipt - Paragraphs (4), (5)
                                        ---------------
       rights                           and (10)
                                        Reverse of Receipt - Paragraphs (14),
                                        ------------------
                                        (15) and (17)

   (vi)The deposit or sale of           Face of Receipt - Paragraphs (3), (4),
                                        ---------------
       securities resulting from        (5) and (10)
       dividends, splits or             Reverse of Receipt - Paragraph (15)
                                        ------------------
       plans of reorganization

  (vii)Amendment, extension or          Reverse of Receipt -  Paragraphs (23)
                                        ------------------
       termination or the               and (24) (no provision for extension)
       deposit agreement

  (viii)Rights of holders of            Face of Receipt - Paragraph (13)
                                        ---------------
       Receipts to inspect the
       transfer books of the
       depositary and the list
       of holders of Receipts

   (ix)Restrictions upon the            Face of Receipt - Paragraphs (2), (4),
                                        ---------------
       right to deposit or              (5), (6), (7), (8), (9) and (10)
       withdraw the underlying
       securities

   (x) Limitation upon the              Reverse of Receipt - Paragraphs (20) and
                                        ------------------
       liability of the                 (21)
       depositary

3. Fees and charges which may be        Face of Receipt - Paragraph (10)
                                        ---------------
   imposed directly or
   indirectly against holders of
   Receipts

Item 2.  AVAILABLE INFORMATION          Face of Receipt - Paragraph (13)
                                        ---------------



2(a) CEMEX, S.A. de C.V. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the following Regional Office of the Commission: Chicago Regional Office, Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661.

                                   PROSPECTUS
                                   ----------




            THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT, ATTACHED AS EXHIBIT (A) TO THE FORM OF AMENDMENT NO. 1 TO THE SECOND AMENDED AND RESTATED DEPOSIT AGREEMENT FILED AS EXHIBIT (a)(i) TO THIS POST-EFFECTIVE AMENDMENT NO.1 TO THE REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS


               (a)(i) Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement, by and among, CEMEX S.A. de C.V. (the "Company"), Citibank, N.A. as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit (a)(i).


               (a)(ii) Second Amended and Restated Deposit Agreement, dated as of August 10, 1999, by and among, the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts ("ADRs") issued thereunder (including the form of ADR to be issued thereunder).**

               (a)(iii) Amended and Restated Deposit Agreement, dated as of March 29, 1999, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADRs issued thereunder (including the form of ADR to be issued thereunder).*

               (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - None.

               (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. - None.

               (d) Opinion of Frettra M. Miller, counsel to the Depositary, as to the legality of the securities to be registered. - ***.

               (e) Rule 466 Certification. - Filed herewith as Exhibit (e).

               (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. - ***.

--------------------
* Previously Filed and incorporated by reference to Registration Statement on Form F-6, No. 333-10678.
** Previously filed and incorporated by reference to Registration Statement on Form F-6, No. 333-11338.
*** Previously filed and incorporated by reference to Amendment No. 1 to Registration Statement on Form F-6, No. 333-11338.

Item 4.  UNDERTAKINGS

               a) The depositary hereby undertakes to make available at the principal office of the depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

               b) The depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged, and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The depositary undertakes to notify each registered holder of an ADR 30 days before any change in the fee schedule.

                                   SIGNATURES
                                   ----------



               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement dated as of August 10, 1999, as proposed to be amended by the Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement, by and among CEMEX, S.A. de C.V., Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the __ day of _____, 2005.

                                 Legal entity created by the Second Amended and Restated Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing five (5) CPOs, each CPO representing economic interests in two (2) Series A Shares, with no par value, and one (1) Series B Share, with no par value, in each case held in the CPO Trust, of CEMEX, S.A. de C.V., as proposed to be amended by the Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement.


                                 CITIBANK, N.A., solely in its capacity as Depositary



                                 By:    /s/ Ana-Maria Carasso
                                     -------------------------------------------
                                 Name:     Ana-Maria Carasso
                                 Title:    Vice President

                                   SIGNATURES
                                   ----------


               Pursuant to the requirements of the Securities Act of 1933, as amended, CEMEX, S.A. de C.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Garza Garcia, Nuevo Leon, Mexico, on the ___th day of June, 2005.



                                 CEMEX, S.A. de C.V.

                                 By:    /s/ Ramiro Villarreal
                                     -------------------------------------------
                                      Name:      Ramiro Villarreal
                                      Title:     General Counsel

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the following capacities on June __, 2005.




     Name                                     Title
     ----                                     -----



              *                               Chief Executive Officer and
---------------------------------
 Name:  Lorenzo H. Zambrano                   Chairman of the Board of Directors
                                              (Principal Executive Officer)


              *                               Director
---------------------------------
 Name:  Armando J. Garcia Segovia


              *                               Director
---------------------------------
 Name:  Lorenzo Milmo Zambrano


              *                               Director
---------------------------------
 Name:  Rodolfo Garcia Muriel


              *                               Director
---------------------------------
 Name:  Rogelio Zambrano Lozano


              *                               Director
---------------------------------
 Name:  Roberto Zambrano Villarreal


              *                               Director
---------------------------------
 Name:  Bernardo Quintana Isaac


              *                               Director
---------------------------------
 Name:  Dionisio Garza Medina


              *                               Director
---------------------------------
 Name:  Alfonso Romo Garza

              *                               Executive Vice President of
---------------------------------
 Name:  Hector Medina                         Planning and Finance (Principal
                                              Financial Officer)


              *                               Chief Comptroller
---------------------------------
 Name:  Rafael Garza                          (Principal Accounting Officer)


              *                               Authorized Representative in
---------------------------------
 Name:  Gilberto Perez                        the United States



 *  By   /s/ Ramiro Villarreal
       --------------------------
        Ramiro Villarreal
        Attorney-in-fact

                               Index to Exhibits
                               -----------------

                                                                  Sequentially
   Exhibit                         Document                       Numbered Page
   -------                         --------                       --------------




   (a)(i)                          Form of Amendment
                                   No. 1 to Second Amended
                                   And Restated Deposit
                                   Agreement


   (e)                             Certification under Rule 466

                (a)(i) Form of Amendment No. 1 to Second Amended
                         and Restated Deposit Agreement

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                              CEMEX, S.A. de C.V.

                                      AND

                                CITIBANK, N.A.,
                                 As Depositary

                                      AND

     HOLDERS AND BENEFICIAL OWNERS OF AMERICAN DEPOSITARY SHARES EVIDENCED
                        BY AMERICAN DEPOSITARY RECEIPTS



                        --------------------------------
                                Amendment No. 1

                                       to

                 Second Amended and Restated Deposit Agreement



                            Dated as of ______, 2005




--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                      AMENDMENT NO. 1 TO DEPOSIT AGREEMENT

         AMENDMENT NO. 1 TO SECOND AMENDED AND RESTATED DEPOSIT AGREEMENT, is made as of ________, 2005 (the "Amendment"), by and among CEMEX, S.A. de C.V., a company incorporated and existing under the laws of the United Mexican States (the "Company"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America and acting solely as depositary (the "Depositary") for an American Depositary Receipt facility (the "ADR Facility") and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued under the Deposit Agreement (as defined below).

                          W I T N E S S E T H T H A T:
                          ---------------------------

         WHEREAS, the parties hereto entered into that certain Second Amended and Restated Deposit Agreement, dated as of August 10, 1999 (the "Deposit Agreement"), for the creation of American Depositary Receipts ("ADRs") evidencing American Depositary Shares ("ADSs") representing the Shares (as defined in the Deposit Agreement) so deposited and for the execution and delivery of such ADRs evidencing such ADSs;

         WHEREAS, the Company has changed the ratio of Shares to ADSs (as set forth in Section 1.3 of the Deposit Agreement) from (i) five (5) Shares to one
(1) ADS to (ii) ten (10) Shares to one (1) ADS, and desires to amend the Deposit Agreement to reflect such changes; and

         WHEREAS, pursuant to Section 6.1 of the Deposit Agreement, the Company and the Depositary deem it necessary and desirable to amend the Deposit Agreement, the form of ADR annexed thereto as Exhibit A for the purposes set forth herein;

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Depositary hereby agree to amend the Deposit Agreement as follows:

                                   ARTICLE I

                                  DEFINITIONS
                                  -----------

         SECTION 1.01. Definitions. Unless otherwise defined in this Amendment,
                       -----------
all capitalized terms used, but not otherwise defined, herein shall have the meaning given to such terms in the Deposit Agreement.

                                   ARTICLE II

                        AMENDMENTS TO DEPOSIT AGREEMENT
                        -------------------------------

         SECTION 2.01. Deposit Agreement. All references in the Deposit
                       -----------------
Agreement to the term "Deposit Agreement" shall, as of the Effective Date (as herein defined), refer to the Deposit Agreement, dated as of August 10, 1999, as amended by this Amendment No. 1, together with all exhibits there to, as the same may be amended and supplemented in accordance with the terms of the Deposit Agreement.

         SECTION 2.02. Change of Ratio. All references made in the Deposit
                       ---------------
Agreement to one (1) American Depositary Share representing five (5) Shares shall, as of the Effective Date, refer to one (1) American Depositary Share representing ten (10) Shares.


                                  ARTICLE III

                         AMENDMENTS TO THE FORM OF ADR
                         -----------------------------

         SECTION 3.01. Change of Ratio. All references made in the ADRs issued
                       ---------------
and outstanding to one (1) American Depositary Share representing five (5) Shares shall, as of the Effective Date, refer to one (1) American Depositary Share representing ten (10) Shares.


                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------

         Section 4.01. Representations and Warranties.  The Company represents
                       ------------------------------
and warrants to, and agrees with, the Depositary and the Holders, that:

         (a) This Amendment, when executed and delivered by the Company, and the Deposit Agreement and all other documentation executed and delivered by the Company in connection therewith, will be and have been, respectively, duly and validly authorized, executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and

         (b) In order to ensure the legality, validity, enforceability or admissibility into evidence of this Amendment or the Deposit Agreement as amended hereby, and any other document furnished hereunder or thereunder in the United Mexican States, neither of such agreements need to be filed or recorded with any court or other authority in the United Mexican States, nor does any stamp or similar tax need to be paid in the United Mexican States on or in respect of such agreements; and

         (c) All of the information provided to the Depositary by the Company in connection with this Amendment is true, accurate and correct.


                                    ARTICLE V

                                 MISCELLANEOUS
                                 -------------

         SECTION 5.01. Effective Date. This Amendment is dated as of the date
                       --------------
set forth above and shall be  effective as of such date (the "Effective Date").

         SECTION 5.02. New ADRs. From and after the Effective Date, the
                       --------
Depositary shall arrange to have new ADRs printed or amended that reflect the changes to the form of ADRs effected by this Amendment. All ADRs issued hereunder after the Effective Date, once such new ADRs are available, whether upon the deposit of Shares or other Deposited Securities or upon the transfer, combination or split-up of existing ADRs, shall be substantially in the form of the specimen ADRs attached as Exhibit A hereto. However, ADRs issued prior or
                              ---------
subsequent to the date hereof, which do not reflect the changes to the form of ADRs effected hereby, do not need to be called in for exchange and may remain outstanding until such time as the Holders thereof choose to surrender them for any reason under the Deposit Agreement. The Depositary is authorized and directed to take any and all actions deemed necessary to effect the foregoing.

         SECTION 5.03. Notice of Amendment to Holders. The Depositary is hereby
                       ------------------------------
directed to send notices informing the Holders of (i) the terms of this Amendment, (ii) the Effective Date of this Amendment and (iii) that the Holders shall be given the opportunity, but that it is unnecessary, to surrender outstanding ADRs.

         SECTION 5.04. Indemnification. The Company agrees to indemnify and hold
                       ---------------
harmless the Depositary (and any and all of its directors, employees and officers) for any and all liability it or they may incur as a result of the terms of this Amendment and the transactions contemplated herein.

         SECTION 5.05. Ratification. Except as expressly amended hereby, the
                       ------------
terms, covenants and conditions of the Deposit Agreement as originally executed shall remain in full force and effect.

         IN WITNESS WHEREOF, the Company and the Depositary have caused this Amendment to be executed by representatives thereunto duly authorized as of the date set forth above.

                                    CEMEX, S.A. de C.V.
                                    By:
                                       -----------------------------------------
                                    Name:
                                         ---------------------------------------
                                    Title:
                                          --------------------------------------


                                    CITIBANK, N.A., as Depositary

                                    By:
                                       -----------------------------------------
                                    Name:
                                         ---------------------------------------
                                    Title:
                                          --------------------------------------

                                       EXHIBIT A

                          [FORM OF FACE OF RECEIPT]


Number                                                    CUSIP Number 151290889




                                                      American Depositary Shares
                                                 (Each American Depositary Share
                                                 representing ten (10) CPOs each
                                          representing (i) economic interests in
                                                         two (2) Series A Shares
                                                and (ii) one (1) Series B Share)


                          AMERICAN DEPOSITARY RECEIPT
                                      FOR
                           AMERICAN DEPOSITARY SHARES
                               each representing
               Ten (10) Certificados de Participacion Ordinarios
       ("CPOs"), each CPO representing (i) economic interests in two (2)
                Series A Shares and (ii) one (1) Series B Share


                                       of

                              CEMEX, S.A. de C.V.

           (Incorporated under the laws of the United Mexican States)


        CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America, as depositary (herein called the "Depositary"), hereby certifies that is the owner of American Depositary Shares (hereinafter "ADS"), each ADS representing ten (10) CPOs, each CPO representing
(i) economic interests in two (2) Series A Shares of CEMEX, S.A. de C.V., a corporation incorporated under the laws of the United Mexican States (the "Company"), and (ii) one (1) Series B Share of the Company held in the CPO Trust (such CPOs the "Eligible Securities") deposited under the Deposit Agreement with the Custodian which at the date of execution of the Deposit Agreement is Banco Nacional de Mexico, S.A. (the "Custodian"). The ratio of Depositary Shares to Eligible Securities is subject to subsequent amendment as provided in Article IV of the Deposit Agreement. The Depositary's Principal Office is located at 388 Greenwich Street, New York, New York 10013, U.S.A.
        (1) The Deposit Agreement. This American Depositary Receipt is one of an
            ---------------------
issue of American Depositary Receipts ("Receipts"), all issued and to be issued upon the terms and conditions set forth in the Second Amended and Restated Deposit Agreement, dated as of August 10, 1999 (as amended from time to time, the "Deposit Agreement"), by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of ADSs issued thereunder, each of whom by accepting an ADSs agrees to become a party thereto and becomes bound by all the terms and conditions thereof. The Deposit Agreement sets forth the rights and obligations of Holders and Beneficial Owners of ADSs and the rights and duties of the Depositary in respect of the Eligible Securities deposited thereunder and any and all other securities, property and cash from time to time, received in respect of such Eligible Securities held thereunder (such Eligible Securities, securities, property and cash are herein called "Deposited Securities"). Copies of the Deposit Agreement are on file at the Principal Office of the Depositary and with the Custodian.
        The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement, the CPO Trust, the Successor Trust and the Estatutos of the Company (as in effect on the date of the Deposit Agreement) and are qualified by and subject to the detailed provisions of the Deposit Agreement, the CPO Trust, the Successor Trust and the Estatutos of the Company to which reference is hereby made. All capitalized terms used herein which are not otherwise defined herein shall have the meanings ascribed thereto in the Deposit Agreement. The Depositary makes no representation or warranty as to the validity or worth of the Deposited Securities. The Depositary has made arrangements for the acceptance of the ADSs into DTC. A single ADR in the form of a "Balance Certificate" will evidence all ADSs held through DTC and will be registered in the name of the nominee for DTC (currently "Cede & Co."). As such, the nominee for DTC will be the only "Holder" of the ADR evidencing all ADSs held through DTC. Each Beneficial Owner of ADSs held through DTC must rely upon the procedures of DTC and the DTC Participants to exercise and be entitled to any rights attributable to such ADSs. The DTC Participants shall for all purposes be deemed to have all requisite power and authority to act on behalf of the Beneficial Owners of the ADSs held in the DTC Participants' respective accounts in DTC and the Depositary shall for all purposes be authorized to rely upon any instructions and information given to it by DTC Participants on behalf of Beneficial Owners of ADSs. So long as ADSs are held through DTC or unless otherwise required by law, ownership of beneficial interests in the ADR registered in the name of the nominee for DTC will be shown on, and transfers of such ownership will be effected only through, records maintained by (i) DTC (or its nominee), or (ii) DTC Participants (or their nominees).
        (2) Surrender of ADSs and Withdrawal of Deposited Securities. Upon
            --------------------------------------------------------
surrender, at the Principal Office of the Depositary, of the ADSs evidenced by this Receipt for the purpose of withdrawal of the Deposited Securities represented thereby, and upon payment of (i) the fees and charges of the Depositary for the making of withdrawals of Deposited Securities and cancellation of Receipts (as set forth in Article (10) hereof and in Section 5.9 and Exhibit B of the Deposit Agreement) and (ii) all applicable fees, taxes and governmental charges payable in connection with such surrender and withdrawal, and, subject to the terms and conditions of this Receipt, the Deposit Agreement (including, without limitation, Section 7.8 thereof), the Company's Estatutos, Article (25) of this Receipt and any provisions of or governing the Deposited Securities and applicable laws, the Holder of the ADSs evidenced hereby shall be entitled to Delivery at the Custodian's office, to him or upon his order, of the Deposited Securities at the time represented by the ADS so surrendered. As of the date hereof, under the terms of the CPO Trust and under Mexican law, holders of CPOs are not entitled to withdraw the Shares underlying the CPOs. After the Conversion Date, the Shares held in the CPO Trust in respect of ADSs are expected to be contributed to the Successor Trust with the result that, from and after the Conversion Date, a Holder of ADSs will, subject to the terms of the Deposit Agreement, be entitled to receive the Deposited Securities, which are expected to consist, on and after the Conversion Date, of Successor Trust CPOs. Under the terms of the Successor Trust, holders of Successor Trust CPOs are not entitled to withdraw the Shares upon surrender of CPOs to the Successor Trustee. ADSs may be surrendered for the purpose of withdrawing Deposited Securities by delivery of a Receipt evidencing such ADSs (if held in registered form) or by book-entry delivery of such ADSs to the Depositary.
        A Receipt surrendered for such purposes shall, if so required by the Depositary, be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary so requires, the Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be Delivered to or upon the written order of a person or persons designated in such order. Thereupon, the Depositary shall direct the Custodian to Deliver (without unreasonable delay) at the office of the Custodian, subject to the terms and conditions hereof and of the Deposit Agreement, the Estatutos of the Company, and the provisions of or governing the Deposited Securities and applicable laws, now or hereafter in effect (including, without limitation, the terms of the Trust and Mexican law), to or upon the written order of the person(s) designated in the order delivered to the Depositary as provided above, the Deposited Securities represented by such ADSs together with any certificate or other proper documents of or relating to title for the Deposited Securities, or evidence of the electronic transfer thereof (if available), as the case may be, to or for the account of such person(s). The Depositary may make delivery to such person(s) at the Principal Office of the Depositary of any cash dividends or cash distributions with respect to the Deposited Securities represented by such ADSs, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary.
         The Depositary shall not accept for surrender a Receipt evidencing ADSs representing less than one CPO. The Depositary may, in its discretion, refuse to accept for surrender a number of ADSs representing a number of CPOs other than a whole number of CPOs. In the case of surrender of a Receipt evidencing a number of ADSs representing other than a whole number of CPOs, the Depositary shall cause ownership of the appropriate whole number of CPOs to be delivered in accordance with the terms hereof, and shall, at the discretion of the Depositary, either (i) issue and deliver to the person surrendering such Receipt a new Receipt evidencing ADSs representing any remaining fractional CPO, or (ii) sell or cause to be sold the fractional CPO represented by the Receipt surrendered and remit the proceeds of such sale (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes withheld) to the person surrendering the Receipt.

        (3) Transfers, Split-ups and Combinations of Receipts. The Registrar
            -------------------------------------------------
shall register transfers of Receipts (and of the ADSs represented thereby) on the books maintained for such purpose and the Depositary shall cancel such receipts and execute new Receipts evidencing the same aggregate number of ADSs as those evidenced by the Receipts canceled by the Depositary, shall cause the Registrar to countersign such new Receipts and shall Deliver such new Receipts to or upon the order of the person entitled thereto if each of the following conditions are satisfied: (i) the Receipts have been duly Delivered by the Holder (or by a duly authorized attorney of the Holder) to the Depositary at its Principal Office for the purpose of effecting a transfer thereof, (ii) the surrendered Receipts have been properly endorsed or accompanied by paper instruments of transfer (including signature guarantees in accordance with standard securities industry practice), (iii) the surrendered Receipts have been duly stamped (if required by the laws of the State of New York or of the United States), and (iv) all applicable fees and charges of, and expenses incurred by, the Depositary and all applicable governmental charges (as are set forth in the Deposit Agreement and Paragraph (10) hereof) have been paid, subject, however, in each case, to the terms and conditions of this Receipt, of the Deposit Agreement and of applicable law, in each case as in effect of the time thereof.
        The Registrar shall register the split-up or combination of Receipts (and of the ADSs represented thereby) on the books maintained for such purpose and the Depositary shall cancel such Receipts and execute new Receipts for the number of ADSs requested, but in the aggregate not exceeding the number of ADSs evidenced by the Receipts canceled by the Depositary, shall cause the Registrar to countersign such new Receipts, and shall deliver such new Receipts to or upon the order of the Holder thereof if each of the following conditions has been satisfied: (i) the Receipts have been duly Delivered by the Holder (or by a duly authorized attorney of the Holder) to the Depositary at its Principal Office for the purpose of effecting a split-up or combination thereof, and (ii) all applicable fees and charges of, and expenses incurred by, the Depositary and all applicable taxes and governmental charges (as are set forth in the Deposit Agreement and Paragraph (10) hereof) have been paid, subject, however, in each case, to the terms and conditions of this Receipt, of the Deposit Agreement and of applicable law, in each case as in effect at the time thereof.
        (4) Pre-Conditions to Registration Transfer, Etc. As a condition
            --------------------------------------------
precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt, the delivery of any distribution thereon, or the withdrawal of any Deposited Securities, the Depositary or the Custodian may require (i) payment from the depositor of Eligible Securities, or the presenter of Receipt(s) of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to the Eligible Securities being deposited or Deposited Securities being withdrawn) and payment of any applicable fees and charges of the Depositary as provided in the Deposit Agreement and in this Receipt, (ii) the production of proof satisfactory to it as to the identity and genuineness of any signature or any other matter contemplated in the Deposit Agreement, and (iii) compliance with (A) any laws or governmental regulations relating to the execution and delivery of Receipts and ADSs or to the withdrawal of Deposited Securities and (B) such reasonable regulations of the Depositary or the Company may establish consistent with the Deposit Agreement and applicable law.

        The issuance of ADSs against deposits of Eligible Securities generally or against deposits of particular Eligible Securities may be suspended, or the issuance of ADSs against the deposit of particular Eligible Securities may be withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, and the withdrawal of Deposited Securities upon surrender of ADSs may be suspended or refused, during any period when the transfer books of the Company, the Depositary, a Registrar or the CPO Registrar or the Share Registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange upon which the ADSs, Shares or CPOs are listed, or under any provision of the Deposit Agreement or this Receipt, or provisions of, or governing, the Deposited Securities or any meeting of shareholders of the Company or of CPO holders or for any other reason, subject in all cases to Paragraph (25) hereof. Notwithstanding any provision of the Deposit Agreement or this Receipt to the contrary, the withdrawal of Deposited Securities upon surrender of outstanding ADSs may not be suspended except as required in connection with (i) temporary delays caused by the closing of the transfer books of the Depositary, the Company, the Trustee or the deposit of Shares in connection with voting at a shareholders' meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities.
        (5) Compliance With Information Requests. Notwithstanding any other
            ------------------------------------
provision of the Deposit Agreement or this Receipt, each Holder and Beneficial

Owner of the ADSs represented hereby agrees to comply with requests from the Trustee and the Company pursuant to applicable law, the rules and requirements of any stock exchange on which Eligible Securities or ADSs are, or will be, registered, traded or listed or the Estatutos of the Company, or the terms of the Trust, which are made to provide information, inter alia, as to the capacity
                                                  ----- ----
in which such Holder or Beneficial Owner owns ADSs (and Eligible Securities, as the case may be) and regarding the identity of any other persons then or previously interested in such ADSs and the nature of such interest and various other matters whether or not they are Holders and/or Beneficial Owners at the time of such request.
        (6) Ownership Restrictions. Notwithstanding any other provision of the
            ----------------------
Deposit Agreement or this Receipt, the Trustee and the Company may restrict transfers of Eligible Securities or Deposited Securities where such transfer might result in ownership of Shares, Eligible Securities or Deposited Securities exceeding limits imposed by the Trust, applicable law or the Estatutos of the Company. The Company may also restrict, in such manner as it deems appropriate, transfers of ADSs where such transfer may result in the total number of Shares or Deposited Securities represented by the ADSs owned by a single Holder or Beneficial Owner to exceed any such limits. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights (if any) or a mandatory sale or disposition on behalf of a Holder or Beneficial Owner of the Deposited Securities represented by the ADSs held by such Holder or Beneficial Owner in excess of such limitations, if, and to the extent, such disposition is permitted by applicable law or regulations and the Estatutos of the Company.
        (7) Liability of Holder for Taxes and Other Charges. If any tax or
            -----------------------------------------------
other governmental charge shall become payable with respect to any Receipt or any Deposited Securities or ADSs, such tax or other governmental charge shall be payable by the Holders and Beneficial Owners to the Depositary. The Trustee, the Company, the Custodian and/or Depositary may withhold or deduct from any distributions made in respect of Deposited Securities and may sell for the account of the Holder and/or Beneficial Owner any or all of the Deposited Securities (after attempting by reasonable means to notify the Holder(s) of the applicable ADR(s) prior to such sale, if time permits) and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, the Holder and the Beneficial Owner hereof remaining liable for any deficiency. The Custodian may refuse the deposit of Eligible Securities and the Depositary may refuse to issue ADSs, to deliver ADRs, register the transfer, split-up or combination of ADRs and (subject to Article (25) hereof) the withdrawal of Deposited Securities until payment in full of such tax, charge, penalty or interest is received. Every Holder and Beneficial Owner may be required to indemnify the Depositary, the Trustee, the Company, the Custodian and any of their respective agents, officers, employees and Affiliates for, and to hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for such Holder and/or Beneficial Owner.

        (8) Representations and Warranties of Depositors. Each person depositing
            --------------------------------------------
Eligible Securities under the Deposit Agreement shall be deemed thereby to represent and warrant that (i) such Eligible Securities and the certificates therefor are duly authorized, validly issued, fully paid, non-assessable and legally obtained by such person, (ii) all preemptive (and similar) rights, if any, with respect to such Eligible Securities have been validly waived or exercised, (iii) the person making such deposit is duly authorized so to do,
(iv) the Eligible Securities presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim and are not, except as contemplated in Section 2.12 of the Deposit Agreement, and the ADSs issuable upon such deposit will not be, except as contemplated in Section
2.12 of the Deposit Agreement, Restricted Securities, and (v) the Eligible Securities presented for deposit have not been stripped of any rights or entitlements. Such representations and warranties shall survive the deposit of Eligible Securities and the withdrawal of Deposited Securities, and the issuance and cancellation of such ADSs in respect thereof and the transfer of ADSs. If any such representations or warranties are false in any way, the Company and Depositary shall be authorized, at the cost and expense of the person depositing Eligible Securities, to take any and all actions necessary to correct the consequences thereof.
        (9) Filing Proofs. Certificates and Other Information. Any person
            -------------
presenting Eligible Securities for deposit, and any Holder and any Beneficial Owner may be required, and every Holder and Beneficial Owner agrees, from time to time to provide to the Depositary, the Trustee, and the Custodian such proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approval, legal or beneficial ownership of ADSs and Deposited Securities, compliance with applicable laws and the terms of the Deposit Agreement and the provisions of, or governing, the

Deposited Securities, to execute such certifications and to make such representations and warranties and to provide such other information and documentation (or, in the case of Eligible Securities in registered form presented for deposit, such information relating to the registration on the books of the Trustee, the Company or of the applicable agent of either of them appointed for the registration and transfer of Eligible Securities) as the Depositary or the Custodian may deem reasonably necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations under the Deposit Agreement. The Depositary and the Registrar, as applicable, may withhold the delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or distribution of rights or of the proceeds thereof or, to the extent not limited by Article (25), the delivery of any Deposited Securities until such proof or other information is filed or such certifications are executed or such representations made, or such information and documentation are provided, in each case to the Depositary's, the Registrar's, the Trustee's and the Company's satisfaction.
        (10) Charges of Depositary. The Depositary shall charge the following fees for the services performed under the terms of the Deposit Agreement:
             (i) to any person to whom ADSs are issued upon the deposit of
                 Eligible Securities, a fee not in excess of U.S. $ 5.00 per 100 ADSs (or fraction thereof) so issued under the terms of the Deposit Agreement (excluding issuances pursuant to paragraphs (iii) and (iv) below);

             (ii)to any person surrendering ADSs for cancellation and withdrawal of Deposited Securities, a fee not in excess of U.S. $ 5.00 per 100 ADSs (or fraction thereof) so surrendered;
            (iii)to any Holder of ADRs, a fee not in excess of U.S. $ 2.00 per
                 100 ADSs (or fraction thereof) held for the distribution of cash proceeds (i.e., upon the sale of rights and other entitlements), under the terms of the Deposit Agreement; no fee shall be payable for the distribution of cash dividends or the distribution of ADSs pursuant to stock dividends or other free distributions of shares as long as such fees are prohibited by the exchange upon which the ADSs are listed.
             (iv)to any Holder of ADRs, a fee not in excess of U.S. $ 5.00 per
                 100 ADSs (or fraction thereof) issued upon the exercise of rights.

        In addition, Holders and Beneficial Owners and persons depositing Eligible Securities or withdrawing Deposited Securities shall be required to pay (to the extent applicable) the following charges: (i) taxes (including applicable interest and penalties) and other governmental charges, (ii) such transfer or registration fees as may from time to time be in effect for the registration of Eligible Securities or Deposited Securities and applicable to transfers of Eligible Securities or Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits of Eligible Securities and withdrawals of Deposited Securities, (iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing Eligible Securities or Holders and Beneficial Owners of ADSs, (iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency, (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Eligible Securities, Deposited Securities, ADSs and ADRs, and (vi) the fees and expenses incurred by the Depositary in connection with the delivery of Deposited Securities.
        The right of the Depositary to receive payment of fees, charges and expenses as provided above shall survive the termination of the Deposit Agreement. As to any Depositary, upon the resignation or removal of such Depositary as described in Paragraph (22) hereof, such right shall extend for those fees, charges and expenses incurred prior to the effectiveness of such resignation or removal.
        (11) Title to Receipts. Subject to the limitations set forth in the
             -----------------
Deposit Agreement and in this Receipt, title to this Receipt (and to each ADS evidenced hereby) shall be transferable by delivery of the Receipt with the same effect as a certificated security under the laws of the State of New York, provided that the Receipt has been properly endorsed or is accompanied by proper instruments of transfer. Notwithstanding any notice to the contrary, the Depositary may deem and treat the Holder of this Receipt (that is, the person in whose name this Receipt is registered on the books of the Depositary) as the absolute owner thereof for all purposes. The Depositary shall have no obligation nor be subject to any liability under the Deposit Agreement or this Receipt to any holder of this Receipt or any Beneficial Owner unless such holder is the Holder of this Receipt registered on the books of the Depositary or, in the case of a Beneficial Owner, such Beneficial Owner or the Beneficial Owner's representative is the Holder registered on the books of the Depositary.

        (12) Validity of Receipt. This Receipt shall be (i) dated, (ii) signed
             -------------------
by the manual or facsimile signature of a duly authorized signatory of the Depositary, (iii) countersigned by the manual or facsimile signature of a duly authorized signatory of the Registrar, and (iv) registered in the books maintained by the Registrar for the registration of issuances and transfers of Receipts. This Receipt and the ADSs evidenced hereby shall not be entitled to any benefits under the Deposit Agreement or be valid or enforceable for any purpose against the Depositary or the Company, unless this Receipt shall be so dated, signed, countersigned and registered. Receipts bearing the facsimile signature of a duly-authorized signatory of the Depositary or the Registrar, who at the time of signature was a duly authorized signatory of the Depositary or the Registrar, as the case may be, shall bind the Depositary, notwithstanding the fact that such signatory has ceased to be so authorized prior to the delivery of such Receipt by the Depositary.
        (13) Available Information; Reports; Inspection of Transfer Book. The
             -----------------------------------------------------------
Company is subject to the periodic reporting requirements of the Exchange Act and accordingly files certain information with the Commission. These reports and documents can be inspected and copied at public reference facilities maintained by the Commission currently located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Depositary shall make available for inspection by Holders at its Principal Office the Deposit Agreement and any reports and communications, including any proxy soliciting materials, received from the Company which are both (a) received by the Depositary, the Custodian, or the nominee of either of them as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company.

        The Registrar shall keep books for the registration of issuances and transfers of Receipts which at all reasonable times shall be open for inspection by the Company and by the Holders of such Receipts, provided that such inspection shall not be, to the Registrar's knowledge, for the purpose of communicating with Holders of such Receipts in the interest of a business or object other than the business of the Company or other than a matter related to the Deposit Agreement or the Receipts.
        The Registrar may close the transfer books with respect to the Receipts, at any time or from time to time, when deemed necessary or advisable by it in good faith in connection with the performance of its duties hereunder, or at the reasonable written request of the Company subject, in all cases, to Paragraph (25) hereof.

Dated:                                              CITIBANK, N.A.,
                                                         as Depositary

CITIBANK, N.A.,
Registrar and Transfer Agent

                                                  By:
-----------------------                             ----------------------------
 Authorized Signatory                                Vice President




        The address of the Principal Office of the Depositary is 388 Street, New York, New York 10013, U.S.A.

                          [FORM OF REVERSE OF RECEIPT]
                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS
                            OF THE DEPOSIT AGREEMENT

        (14) CPO Trust/Successor Trust.
             -------------------------
        (a)  The CPO Trust. Banco Nacional de Mexico, S.A. is the CPO Trustee of
             -------------
the CPO Trust. The CPO Trust operates through INDEVAL, the central depository for participants trading on the Mexican Securities Exchange, which maintains ownership records of the CPOs in book-entry form. The principal executive office of the CPO Trustee is located as of the date of the Deposit Agreement at: Ave. Caldaza del Valle No. 350, First Floor, San Pedro Garza Garcia, N.L. Mexico, 66220. The terms of the CPO Trust (as in effect as of the date of the Deposit Agreement) are briefly described as follows (which description may not be considered to be a representation or warranty by the Company, the Depositary, or any Custodian and is qualified by and subject to the terms of the CPO Trust Agreement, copies of which in Spanish and in an English translation are on file at the Principal Office): (i) each CPO represents economic interests in two (2) A Shares and one (1) B Share held in the CPO Trust; (ii) the CPOs have no voting rights (except as described in the Deposit Agreement and in Paragraph (18) below); (iii) dividends on the A Shares and B Shares underlying the CPOs are credited to the CPO holders' accounts by the CPO Trustee through INDEVAL, upon receipt thereof from the Company; (iv) as determined by the CPO Trustee, CPO holders may receive notices, reports and proxy solicitation materials at the same times as direct holders of Shares receive such materials; (v) any rights pertaining to the CPOs may be exercised by CPO holders through INDEVAL by the CPO Trustee, at the same time as direct holders of Shares receive any such rights, provided such rights can be exercised by CPO holders; (vi) any securities resulting from dividends, splits or plans of reorganization are distributed to CPO holders through INDEVAL, at the same time as direct holders of Shares receive any such rights; (vii) the CPO Trust is scheduled to terminate on or about August 26, 2029, at which point CPOs represented by ADSs will be converted into Successor Trust CPOs issued under the Successor Trust (see Paragraph (14)(b) below); (viii) holders of CPOs are not entitled to withdraw Shares from the CPO Trust. No fees or charges are imposed directly or indirectly against CPO holders under the CPO Trust.
        (b)  The Successor Trust. The CPO Trustee and the Common Representative
             -------------------
of the CPO holders (acting under the terms of the CPO Trust) have agreed to constitute a new trust, upon termination of the CPO Trust, to hold the Shares previously held in the CPO Trust upon substantially the same terms and conditions as the CPO Trust (as are in force at the time of termination of the CPO Trust).
        (15) Dividends and Distributions in Cash, Eligible Securities, etc.
             -------------------------------------------------------------
Whenever the Depositary receives confirmation from the Custodian of receipt of any cash dividend or other cash distribution on any Deposited Securities, or receives proceeds from the sale of any Eligible Securities, rights, securities or other entitlements under the terms of the Deposit Agreement, the Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can, in the reasonable judgment of the Depositary (upon the terms of the Deposit Agreement), be converted on a reasonable basis, into Dollars transferable to the United States, promptly convert or cause to be converted upon the terms of the Deposit Agreement such cash dividend, distribution or proceeds into Dollars (on the terms described in the Deposit Agreement) and will distribute promptly the amount thus received (net of (a) expenses and charges incurred by, the Depositary and (b) taxes withheld) to the Holders entitled thereto as of the ADS Record Date in proportion to the number of ADSs held as of the ADS Record Date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to an, Holder a fraction of one cent, and any balance not so distributed shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of Receipts outstanding at the time of the next distribution. If the Company, the Custodian or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to Holders of the ADSs representing such Deposited Securities shall be reduced accordingly. Such withheld amounts shall be forwarded by the Company, the Trustee, the Custodian or the Depositary to the relevant governmental authority.
        If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Eligible Securities, the Company shall or cause such Eligible Securities to be deposited with the Custodian. Upon receipt of confirmation from the Custodian of such deposit, the Depositary shall establish the ADS Record Date upon the terms described in the Deposit Agreement and Paragraph (17) hereof, and subject to the terms of Section 5.9 of the Deposit Agreement, either (i) distribute to the Holders as of the ADS Record Date in. proportion to the number of ADSs held as of the ADS Record Date, additional ADSs, which represent in the aggregate the number of Eligible Securities received as such dividend, or free distribution, subject to the terms of the Deposit Agreement (including, without limitation, payment of the expenses incurred by the Depositary and applicable taxes), or (ii) if additional ADSs are not so distributed, each ADS issued and outstanding after the ADS Record Date shall, to the extent permissible by law, thenceforth also represent rights and interest in the additional Eligible Securities distributed upon the Deposited Securities represented thereby (net of the expenses incurred by the Depositary and taxes). In lieu of delivering fractional ADSs, the Depositary shall sell the number of ADSs representing the aggregate of such fractions (or the Eligible Securities represented by such ADSs), and, upon conversion of the proceeds of such sale (if any) into Dollars upon the terms of the Deposit Agreement, distribute the net proceeds of such conversion upon the terms set forth in the Deposit Agreement.
        In the event that the Depositary determines that any distribution in Eligible Securities is subject to any tax or other governmental charges which the Depositary is obligated to withhold, or, if the Company, in the fulfillment of its obligations under the Deposit Agreement, has furnished an opinion of U.S. counsel. determining that Eligible Securities must be registered under the Securities Act or other laws in order to be distributed to Holders (and no such registration statement has been declared effective), the Depositary may dispose of all or a portion of such Eligible Securities in such amounts and in such manner, including by public or private sale, as the Depositary deems reasonable and the Depositary shall (1) cause the proceeds of such sale, if any, to be converted into Dollars upon the terms described in the Deposit Agreement, and
(ii) distribute the net proceeds of such conversion (after deduction of such (a) taxes and (b) fees and charges of, and expenses incurred by, the Depositary) to Holders as of the ADS Record Date upon the terms described in the Deposit Agreement. The Depositary shall hold and/or distribute any unsold balance of such property in accordance with the provisions of this Deposit Agreement.

        Upon timely receipt of a notice stating that the Company intends to distribute a dividend payable at the election of holders of Eligible Securities in cash or in additional Eligible Securities and wishes that such elective distribution be made available to Holders of ADSs, the Depositary shall consult with the Company to determine, and the Company has agreed to assist the Depositary in its determination, whether it is lawful and reasonably practicable to make such elective distribution available to the Holders of ADSs. The Depositary shall make such elective distribution available to Holders only if
(i) the Depositary shall have determined that such distribution is reasonably practicable and (ii) the Depositary shall have received satisfactory documentation within the terms of the Deposit Agreement. If the above conditions are not satisfied, the Depositary shall, to the extent permitted by law, distribute to the Holders, on the basis of the same determination as is made in the local market in respect of the Eligible Securities for which no election is made, either (X) cash upon the terms described in the Deposit Agreement or (Y) additional ADSs representing, such additional Eligible Securities upon the terms described in the Deposit Agreement. If the above conditions are satisfied, the Depositary shall establish an ADS Record Date (on the terms described in Paragraph (17) hereof) and establish procedures to enable Holders to elect the receipt of the proposed dividend in cash or in additional ADSs. The Company has agreed to assist the Depositary in establishing such procedures to the extent necessary. If a Holder elects to receive the proposed dividend (X) in cash, the dividend shall be distributed as in the case of a distribution in cash, or (Y) in ADSs, the dividend shall be distributed as in the case of a distribution in Eligible Securities. Nothing herein or in the Deposit Agreement shall obligate the Depositary to make available to the Holders a method to receive the elective dividend in Shares or Eligible Securities (rather than ADSs). There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Shares or Eligible Securities.
        Upon timely receipt by the Depositary of a notice indicating that the Company wishes rights to subscribe for additional Eligible Securities to be made available to Holders of ADSs, the Depositary shall consult with the Company to determine, and the Company has agreed to assist the Depositary in its determination, whether it is lawful and reasonably practicable to make such rights available to the Holders. The Depositary shall make such rights available to any Holders only if (i) the Company shall have requested that such rights be made available to Holders, (ii) the Depositary shall have received the documentation required by the Deposit Agreement, and (iii) the Depositary shall have determined that such distribution of rights is practicable. In the event any such conditions are not satisfied, the Depositary shall sell the rights as described below. In the event all conditions set forth above are satisfied, the Depositary shall establish an ADS Record Date (upon the terms described in Paragraph (17) hereof) and establish procedures to distribute such rights (by means of warrants or otherwise) to enable the Holders to exercise the rights (upon payment of the subscription price and of the applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes). The Company has agreed to assist the Depositary to the extent necessary in establishing such procedures. Nothing herein or in the Deposit Agreement shall obligate the Depositary to make available to the Holders a method to exercise such rights to subscribe for Shares or Eligible Securities (rather than for ADSs). If (i) the Company does not request the Depositary to make the rights available to Holders or the Company requests that the rights not be made available to Holders, (ii) the Depositary fails to receive the documentation required by the Deposit Agreement or determines it is not reasonably practicable to make the rights available to Holders, or (iii) any rights made available are not exercised and appear to be about to lapse, the Depositary shall determine whether it is lawful and reasonably practicable to sell such rights, in a riskless principal capacity, at such place and upon such terms (including public and private sale) as it may deem practicable. The Company has agreed to assist the Depositary to the extent necessary to determine such legality and practicability. The Depositary shall, upon such sale, (i) cause the proceeds of such sale, if any, to be converted into Dollars upon the terms described in the Deposit Agreement, and (ii) distribute the proceeds of such conversion received by the Depositary (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes) to the Holders as of the ADS Record Date upon the terms set forth herein and in the Deposit Agreement. If the Depositary is unable to make any rights available to Holders or to arrange for the sale of the rights upon the terms described above, the Depositary shall allow such rights to lapse. The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or practicable to make such rights available to Holders in general or any Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or exercise, or
(iii) the content of any materials forwarded to the ADR Holders on behalf of the Company in connection with the rights distribution.
        Notwithstanding anything herein or in the Deposit Agreement to the contrary, if registration (under the Securities Act or any other applicable law) of the rights or the securities to which any rights relate may be required in order for the Company to offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not distribute such rights to the Holders unless and until a registration statement under the Securities Act covering such offering is in effect. In the event that the Company, the Depositary or the Custodian shall be required to withhold and does withhold from any distribution of rights an amount on account of taxes or other governmental charges, the amount distributed to the Holders of Receipts evidencing ADSs representing such Deposited Securities shall be reduced accordingly and all or a portion of such property may be sold (including Eligible Securities and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary, the Company or the Custodian deems necessary and practicable to pay any such taxes or charges. Because Mexican law presently does not contemplate the issuance of rights in negotiable form and the possibility of such issuance is unlikely, a liquid market for rights may not exist, and this may adversely affect (1) the ability of the Depositary to dispose of such rights or (2) the amount the Depositary would realize upon disposal of rights.
        There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to exercise rights on the same terms and conditions as the holders of Eligible Securities, or to exercise such rights at all. Nothing herein or in the Deposit Agreement obligates the Company to file any registration statement in respect of any rights, Eligible Securities or other securities to be acquired upon the exercise of such rights.
        Upon timely receipt of a notice indicating that the Company wishes property other than cash, Eligible Securities or rights to purchase Eligible Securities, to be made available to Holders of ADSs, the Depositary shall consult with the Company, and the Company has agreed to assist the Depositary, to determine whether such distribution to Holders is lawful' and reasonably practicable. The Depositary shall not make such distribution unless (i) the Company shall have requested the Depositary to make such distribution to Holders, (ii) the Depositary shall have received the documentation required by the Deposit Agreement, and (iii) the Depositary shall have determined that such distribution is reasonably practicable. Upon satisfaction of such conditions, the Depositary shall establish an ADS Record Date (upon the terms described in Paragraph (17) hereof) and distribute the property so received to the Holders of record as of the ADS Record Date in proportion to the number of ADSs held by them respectively and in such manner as the Depositary may deem practicable for accomplishing such distribution (i) upon receipt of payment of, or net of the applicable fees and charges of, and expenses incurred by, the Depositary, and
(ii) net of any taxes withheld. The Depositary may dispose of all or a portion of the property so distributed and deposited, in such amounts and in such manner (including public or private sale) as the Depositary may deem practicable or necessary to satisfy any taxes (including applicable interest and penalties) or other governmental charges applicable to the distribution.
        If the conditions above are not satisfied, the Depositary shall sell or cause such property to be sold in a public or private sale, at such place or places and upon such terms as it may deem practicable and shall (i) cause the proceeds of such sale, if any, to be converted into Dollars and (ii) distribute the proceeds of such conversion received by the Depositary (net of applicable
(a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes) to the Holders upon the terms hereof and of the Deposit Agreement. If the Depositary is unable to sell such property, the Depositary may dispose of such property in any way it deems reasonably practicable under the circumstances.
        (16) Redemption. Upon timely receipt of notice from the Company that it
             ----------
intends to exercise its right of redemption in respect of any of the Deposited Securities, and satisfactory documentation from the Company pursuant to the terms of the Deposit Agreement, and only if the Depositary shall have reasonably determined that such proposed redemption is practicable, the Depositary shall mail to each Holder a notice setting forth the Company's intention to exercise the redemption rights and any other particulars set forth in the Company's notice to the Depositary. Upon receipt of confirmation from the Custodian that the redemption has taken place and that funds representing the redemption price have been received, the Depositary shall convert, transfer and distribute the proceeds thereof (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary, and (b) taxes), retire ADSs and cancel ADRs upon delivery of such ADSs by Holders thereof in accordance with the terms of the Deposit Agreement. If less than all outstanding Deposited Securities are redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as may be determined by the Depositary. The redemption price per ADS shall be the per-Deposited Security amount received by the Depositary upon the redemption of the Deposited Securities represented by ADSs subject to the terms of the Deposit Agreement and the applicable fees and charges of, and expenses incurred by, the Depositary, and taxes) multiplied by the number of Deposited Securities represented by each ADS redeemed.
        (17) Fixing of ADS Record Date. Whenever the Depositary shall receive
             -------------------------
notice of the fixing of a record date by the Company for the determination of holders of Deposited Securities entitled to receive any distribution (whether in cash, Eligible Securities, rights or other distribution), or whenever for any reason the Depositary causes a change in the number of Deposited Securities that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting of, or solicitation of consent of, holders of Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, solicitation of any consent, or any other matter, the Depositary shall, after consultation with the Company, fix a record date

(the "ADS Record Date") for the determination of the Holders of Receipts who shall be entitled to receive such dividend or distribution, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or to exercise the rights of Holders with respect to such changed number of Deposited Securities represented by each ADS. Subject to applicable law and the terms and conditions of this Receipt and the Deposit Agreement, only the Holders of Receipts at the close of business in New York on such ADS Record Date shall be entitled to receive such distributions, to give such voting instructions, to receive such notice or solicitation, or otherwise take action.
        (18) Voting of Deposited Securities.
             ------------------------------
        (a)  Description of Voting Rights of Deposited Securities. Holders of
             ----------------------------------------------------
ADSs generally have the right to instruct the Depositary to exercise the voting rights attributable to the Deposited Securities represented by such Holders' ADSs. All holders of CPOs, including CPOs represented by ADSs, have the right to vote at meetings of CPO holders. However, the Estatutos and the agreement establishing the terms of the Trust pursuant to which CPOs are issued prohibit non-Mexican persons from directly holding or voting A Shares. The nationality of a holder of CPOs is established by reference to the information contained in the registry book for CPOs maintained by the Trustee. Holders of ADSs are deemed to be non-Mexican nationals, and accordingly, Holders of ADSs do not have any right to instruct the Depositary to cause the Trustee to vote the A Shares held in the Trust. Under the terms of the Trust, A Shares underlying CPOs (including CPOs represented by ADSs) held by non-Mexican nationals will be voted at each shareholders' meeting by the Trustee according to the votes cast by the majority of all A Shares held by Mexican nationals and B Shares voted at the meeting. Under the terms of the Deposit Agreement, Holders may have the right to instruct the Depositary to cause the Trustee to exercise the voting rights attributable to the B Shares at any time held in the Trust. At each meeting of shareholders, the B Shares underlying CPOs (including CPOs represented by ADSs) will be voted by the Trustee in accordance with instructions timely received from the holders thereof. In accordance with the terms of the CPO Trust, the CPO Trustee will vote the B Shares held in the CPO Trust for which no voting instructions have been received in cooperation with, and under the direction of, a technical committee appointed pursuant to the terms of the CPO Trust.
        (b)  Voting Rights of ADS Holders Prior to Conversion. Holders of ADSs
             ------------------------------------------------
will not have the right to instruct the Depositary as to the exercise of voting rights in respect of A Shares held in the CPO Trust but will, subject to the terms hereof, have the right to instruct the Depositary to exercise (i) in the case of voting by holders of B Shares, the voting rights of the B Shares underlying the CPOs, or (ii) in the case of a meeting of holders of CPOs, the voting rights of such CPOs, in each case represented by such Holder's ADSs. As soon as practicable after receipt from the Company or the CPO Trustee of a notice of any meeting at which the holders of A Shares, B Shares, CPOs or other Deposited Securities are entitled to vote, or of a solicitation of consents or proxies from holders of A Shares, B Shares, CPOs or other Deposited Securities, the Depositary shall fix the ADS Record Date (upon the terms set forth in Paragraph (17) hereof) in respect of such meeting or solicitation of consent or proxy. The Depositary shall, at the Company's expense and provided no U.S. legal prohibitions exist, mail to the Holders as of the ADS Record Date a copy of such notice of meeting or solicitation of consent or proxy together with any materials provided to the Depositary by the Company for such purpose. If (i) such notice and information is provided to the Depositary on a timely basis, which shall be at least 20 days prior to the date established by the Company for such meeting, (ii) the Company or the CPO Trustee informs the Depositary that Holders of ADSs shall have the right to vote on any of the designated matters under Mexican law (i, e., a meeting of holders of CPOs or a meeting of holders of B Shares) and (iii) such mailing is not prohibited by U.S. law, the Depositary shall include in such mailing to Holders (a) a notice from the Depositary to the Holders stating, inter alia that the Holders at the close of
                                   ----- ----
business on the ADS Record Date will be entitled, subject to any applicable law, the Estatutos of the Company, the provisions of or governing the Deposited Securities (which provisions, if any, shall be summarized and provided in English by the Company) and the provisions of the Deposit Agreement, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities, and (b) a brief statement as to the manner in which such instructions may be given (including an indication that, subject to the terms of the Deposit Agreement and applicable law, instructions may be deemed to be given to the Depositary to give a discretionary proxy to a person designated by the Company if no voting instructions are received by the Depositary from such Holder prior to the deadline set by the Depositary for such purposes). Voting instructions may be given only in respect of a number of ADSs representing an integral number of B Shares or CPOs, as the case may be. The Company shall use its best efforts to provide the Depositary with the notice of meeting and the materials to be distributed to Holders at least 20 days prior to the date of the meeting. The Depositary shall coordinate the mailing of materials to Holders with the Company to coincide as closely as is reasonably practicable with the publication of the notice of shareholders' meeting in Mexico.

        Upon the timely receipt of voting instructions from Holders of ADSs as of the ADS Record Date, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Estatutos of the Company and the provisions of or governing the Deposited Securities, (i) in the case of a meeting of holders of CPOs, to vote or cause the Custodian to vote the CPOs represented by the ADSs in accordance with such instructions, and (ii) in the case of a meeting at which holders of B Shares are entitled to vote, to cause the Custodian to transmit to the CPO Trustee the voting instructions received from such ADS Holders.
        Under the terms of the CPO Trust, the CPO Trustee, upon receipt of voting instructions from a CPO holder, (i) will determine whether such CPO holder is a Mexican national, (ii) if the CPO holder is a Mexican National, will vote the A Shares represented by such CPOs in accordance with the instructions of such CPO holder, and (iii) if such holder is not a Mexican National (all CPOs held in respect of ADSs will be deemed to be held by non-Mexican nationals), will (a) disregard such voting instructions in respect of the A Shares held in the CPO Trust and vote such A Shares according to the votes cast by the majority of all A Shares held by Mexican nationals and B Shares voted at the meeting, and
(b) vote or cause to be voted the B Shares held in the CPO Trust in accordance with the voting instructions. If no voting instructions are received from holders of CPOs, the CPO Trustee will, under the terms of the CPO Trust, vote the Shares represented by such CPOs as follows: (a) in the case of A Shares represented by CPOs owned by non-Mexican nationals, in accordance with the majority of A Shares held by Mexican nationals and B Shares voted at the meeting; (b) in the case of A Shares represented by CPOs owned by Mexican nationals, in its discretion, in cooperation with the technical committee for the CPO Trust; and (c) in the case of B Shares represented by CPOs, in its discretion, in cooperation with the technical committee for the CPO Trust.
        The Depositary agrees not to, and shall take reasonable steps to ensure that the Custodian and each of its nominees, if any, do not, vote the B Shares underlying the CPOs represented by a Holder's ADSs other than in accordance with actual or deemed instructions from such Holder. The Depositary may not itself exercise any voting discretion over any B Shares underlying the CPOs represented by ADSs. If the Depositary does not receive voting instructions from a Holder on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary and the Company shall deem such holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the B Shares underlying the CPOs represented by such Holder's ADSs; provided that the Depositary shall not have any
                       -------- ----
obligation to give such discretionary proxy if (i) the Company does not provide the Depositary with the requisite materials pertaining to the meeting on a timely basis (which shall be at least 20 days prior to the date established by the Company for such meeting), (ii) the Company requests that such discretionary proxy not be given (which request must be in writing), or (iii) the Company shall not have delivered to the Depositary the local counsel opinion and the representation and indemnity letter described in the next paragraph.
        Prior to requesting the delivery of a discretionary proxy upon the terms set forth herein, the Company shall deliver to the Depositary (a) an opinion of the Company's Mexican counsel (of recognized standing in Mexico and reasonably satisfactory to the Depositary, which counsel may be internal counsel to the

Company) stating, inter alia, that the Depositary's actions pursuant to Section
                  ----- ----
4.10 of the Deposit Agreement do not violate any Mexican laws or regulations or the Company's Estatutos and will not expose the Depositary to liability under Mexican law and (b) a representation and indemnity letter from the Company (executed by an authorized officer of the Company) (i) designating the person to whom any discretionary proxy should be given and (ii) confirming that the provisions of Section 5.8 of the Deposit Agreement apply to any liabilities or expenses (including reasonable fees and disbursements of counsel) of the Depositary and the Custodian and their respective officers, directors and employees which may arise out of, or in connection with, the Depositary or the Custodian voting pursuant to deemed instructions specified in Section 4.10 of the Deposit Agreement.
        If, at the time of a vote, for any reason the standing instructions deemed given herein would not be valid and binding on the Holders, the Company has failed to provide the meeting materials to the Depositary on a timely basis or the Depositary is unable to obtain from the Company either the legal opinion or the representation and indemnity letter referenced above, the Depositary shall not provide the Company with such discretionary proxy.
        (c)  Voting Rights of ADS Holders After Conversion. Holders of ADSs will
             ---------------------------------------------
not have the right to instruct the Depositary as to the exercise of voting rights in respect of any A Shares held in the Successor Trust but will, subject to the terms hereof, have the right to instruct the Depositary to exercise (i) in the case of voting by holders of B Shares, the voting rights in the B Shares underlying the Successor Trust CPOs, or (ii) in the case of a meeting of holders of Successor Trust CPOs, the voting rights of such Successor Trust CPOs, in each case represented by such Holder's ADSs. A Shares represented by Successor Trust CPOs held by non-Mexican investors will be voted in accordance with the terms of the Successor Trust which are expected to be substantially identical to the terms of the CPO Trust (which are described in Paragraphs (18)(a) and (18)(b) above). As soon as practicable after receipt from the Company or the Successor Trustee of a notice of any meeting at which the holders of A Shares, B Shares, Successor Trust CPOs or other Deposited Securities are entitled to vote, or of solicitation of consents or proxies from holders of A Shares, B Shares, Successor Trust CPOs or other Deposited Securities, the Depositary shall fix the ADS Record Date (upon the terms set forth in Paragraph (17) hereof) in respect of such meeting or solicitation of consent or proxy. The Depositary shall, at the Company's expense and provided no U.S. legal prohibitions exist, mail to the Holders as of the ADS Record Date a copy of such notice of meeting or solicitation of consent or proxy together with any materials provided to the Depositary by the Company for such purpose. If (i) such notice and information is provided to the Depositary on a timely basis, which shall be at least 20 days prior to the date established by the Company for such meeting, (ii) the Company or the Successor Trustee informs the Depositary that the holders of ADSs shall have the right to vote on any of the designated matters under Mexican law (i.e., a meeting of holders of Successor Trust CPOs or a meeting of holders of B Shares), and (iii) such mailing is not prohibited by U.S. law, the Depositary shall include in such mailing to Holders (a) a notice from the Depositary to the Holders stating, inter alia, that the Holders at the close of business on the ADS Record Date will be entitled, subject to any applicable law, the Estatutos of the Company, the provisions of or governing the Deposited Securities (which provisions, if any, shall be summarized and provided in English by the Company) and the provisions of the Deposit Agreement, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities, and (b) a brief statement as to the manner in which such instructions may be given (including an indication that, subject to the terms of this Deposit Agreement and applicable law, instructions may be deemed to be given to the Depositary to give a discretionary proxy to a person designated by the Company if no voting instructions are received by the Depositary. from such Holder prior to the deadline set by the Depositary for such purposes). Voting instructions may be given only in respect of a number of ADSs representing an integral number of B Shares or Successor Trust CPOs, as the case may be. The Company shall use its best efforts to provide the Depositary with the notice of meeting and the materials to be distributed to Holders at least 20 days prior to the date of the meeting. The Depositary shall coordinate the mailing of materials to Holders with the Company to coincide as closely as is reasonably practicable with the publication of the notice of shareholders' meeting in Mexico.
        Upon the timely receipt of voting instructions from Holders of ADSs as of the ADS Record Date, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Estatutos of the Company and the provisions of or governing the Deposited Securities, (i) in the case of a meeting of Holders of Successor Trust CPOs, to vote or cause the Custodian to vote the CPOs represented by the ADSs in accordance with such instructions, and (ii) in the case of a meeting at which holders of B Shares are entitled to vote, to cause the Custodian to transmit to the Successor Trustee the voting instructions received from such ADS Holders.
        To the extent the terms of the Successor Trust are substantially identical to the terms of the CPO Trust, the Successor Trustee, upon receipt of voting instructions from a Successor Trust CPO holder, (i) would determine whether such Successor Trust CPO holder is a Mexican national, (ii) if the

Successor Trust CPO holder is a Mexican National, would vote the A Shares represented by such Successor Trust CPOs in accordance with the instructions of such Successor Trust CPO holder, and (iii) if such holder is not a Mexican National (all Successor Trust CPOs held in respect of ADSs will be deemed to be held by non-Mexican nationals) would (a) disregard such voting instructions in respect of the A Shares held in the Successor Trust and vote such A Shares according to the votes cast by the majority of all A Shares held by Mexican nationals and B Shares voted at the meeting, and (b) vote or cause to be voted the B Shares held in the Successor Trust in accordance with the voting instructions. If no voting instructions are received from holders of Successor Trust CPOs, the Successor Trustee would, to the extent the terms of the Successor Trust are identical to the terms of the CPO Trust, vote the Shares represented by such Successor Trust CPOs as follows: (a) in the case of A Shares represented by Successor Trust CPOs owned by non-Mexican nationals, in accordance with the majority of A Shares held by Mexican nationals and B Shares voted at the meeting; (b) in the case of A Shares represented by Successor Trust CPOs owned by Mexican nationals, in its discretion, in cooperation with the technical committee for the Successor Trust; and (c) in the case of B Shares represented by Successor Trust CPOs, in its discretion, in cooperation with the technical committee for the Successor Trust.
        The Depositary agrees not to, and shall take reasonable steps to ensure that the Custodian and each of its nominees, if any, do not, vote the B Shares underlying the Successor Trust CPOs represented by a Holder's ADSs other than in accordance with the actual or deemed instructions received from such Holder. The Depositary may not itself exercise any voting discretion over any B Shares underlying the Successor Trust CPOs represented by ADSs. If the Depositary does not receive voting instructions from a Holder on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary and the Company shall deem such holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the B Shares underlying the Successor Trust CPOs represented by such Holder's ADSs; provided that the Depositary shall not have any obligation to give such discretionary proxy if (i) the Company does not provide the Depositary with the requisite materials pertaining to the meeting on a timely basis (which should be at least 20 days prior to the date established by the Company for such meeting), (ii) the Company requests that such discretionary proxy not be given (which request must be in writing), or (iii) the Company shall not have delivered to the Depositary the local counsel opinion and the representation and indemnity letter described in the next paragraph.
        Prior to requesting the delivery of a discretionary proxy upon the terms set forth above and in the Deposit Agreement, the Company shall deliver to the Depositary (a) an opinion of the Company's Mexican counsel (of recognized standing in Mexico and reasonably satisfactory to the Depositary, which counsel may be internal counsel to the Company) stating, inter alia, that the
                                                 ----- ----
Depositary's actions pursuant to Section 4.10 of the Deposit Agreement do not violate any Mexican laws or regulations or the Company's Estatutos and will not expose the Depositary to liability under Mexican law and (b) a representation and indemnity letter from the Company (executed by an authorized officer of the Company) (i) designating the person to whom any discretionary proxy shall be given and (ii) confirming that the provisions of Section 5.8 of the Deposit Agreement apply to any liabilities or expenses (including reasonable fees and disbursements of counsel) of the Depositary and the Custodian and their respective officer, directors and employees which may arise out of, or in connection with, the Depositary or the Custodian voting pursuant to deemed instructions specified in Section 4.10 of the Deposit Agreement.
        If at the time of a vote, for any reason the standing instructions deemed given herein would not be valid and binding on the Holders, the Company has failed to provide the meeting materials to the Depositary on a timely basis or the Depositary is unable to obtain either the legal opinion or the representation and indemnity letter referenced above, the Depositary shall not provide the Company with such discretionary proxy.
        Neither the Depositary nor the Custodian shall, under any circumstances, exercise or be deemed to exercise any discretion as to voting and neither the Depositary not the Custodian shall vote, or in any way make use of (except for purposes of establishing a quorum as set forth in the next paragraph) the Deposited Securities represented by ADSs except pursuant to and in accordance with voting instructions (including deemed voting instructions) from Holders. There can be no assurance that Holders generally or any Holder in particular will receive from the Depositary the notice described above with sufficient time to enable the Holder(s) to return voting instructions to the Depositary in a timely manner.
         Notwithstanding anything else contained in this Receipt or in the Deposit Agreement, the Depositary, the Trustee or the Custodian may represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) at a meeting of holders of Deposited Securities when attending such meetings and as such contribute to the establishment of a quorum at such meetings.

        (19) Changes Affecting Deposited Securities. Upon any change in nominal
             --------------------------------------
or par value, split-up, cancellation, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for, or in conversion of or replacement or otherwise in respect of, such Deposited Securities shall, to the extent permitted by law, be treated as new Deposited Securities under the Deposit Agreement, and the Receipts shall, subject to the provisions of the Deposit Agreement and applicable law, evidence ADSs representing the right to receive such additional securities. The Depositary may, with the Company's approval, and shall, if the Company shall so request, subject to the terms of the Deposit Agreement and upon receipt of satisfactory documentation contemplated by the Deposit Agreement, execute and deliver additional Receipts as in the case of a stock dividend of Eligible Securities, or call for the surrender of outstanding Receipts to be exchanged for new Receipts, in either case, as well as in the event of newly deposited Eligible Securities with necessary modifications to the form of Receipt contained in Exhibit A to the Deposit Agreement, specifically describing such new Deposited Securities or corporate change. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary shall use its best efforts to sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper. The Depositary shall, upon such sale, cause the proceeds of such sale, if any, to be converted into Dollars upon the terms of the Deposit Agreement and allocate the net proceeds of such conversion (net of (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes) for the account of the Holders otherwise entitled to such securities upon an averaged or other practicable basis without regard for any distinctions among the Holders and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to the Deposit Agreement. The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or feasible to make such securities available to Holders in general or any Holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or (iii) any liability to the purchaser of such securities.
        (20) Exoneration. Neither the Depositary, the Company nor any of their
             -----------
respective agents shall be obligated to do or perform any act which is inconsistent with the provisions of the Deposit Agreement, or incur any liability (i) if the Depositary or the Company shall be prevented or forbidden from, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreement, or by reason of any provision of any present or future law or regulation of the United States, Mexico or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future of the Estatutos of the Company or any provision of or governing any Deposited Securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure), (ii) by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement or in the Estatutos of the Company or provisions of or governing Deposited Securities, (iii) for any action or inaction in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, any Beneficial Owner or authorized representative thereof, or any other person believed by it in good faith to be competent to give such advice or information, (iv) for the inability of a Holder or Beneficial Owner to benefit from any distribution, offering, right or other benefit which is made available to holders of Deposited Securities but is not, under the terms of the Deposit Agreement, made available to Holders of ADSs or (v) for any consequential or punitive damages. The Depositary, its controlling persons, its agents, any Custodian and the Company, its controlling persons and its agents may rely and shall be protected in acting upon any written notice, request or other document believed by it to be genuine and to have been signed or presented by the proper party or parties. No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement or this Receipt.
        (21) Standard of Care. The Company and its agents assume no obligation
             ----------------
and shall not be subject to any liability under the Deposit Agreement or the Receipts to Holders or Beneficial Owners or other persons, except that the Company and its agents agree to perform their obligations specifically set forth in the Deposit Agreement without gross negligence or bad faith. The Depositary and its agents assume no obligation and shall not be subject to any liability under the Deposit Agreement or the Receipts to Holders or Beneficial Owners or other persons, except that the Depositary and its agents agree to perform their obligations specifically set forth in the Deposit Agreement without gross negligence or bad faith. Without limitation of the foregoing, neither the Depositary, nor the Company, nor any of their respective controlling persons or agents, shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required (and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary). The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote, provided that any such action or omission is in good faith and in accordance with the terms of the Deposit Agreement. The Depositary shall not incur any liability for any failure to determine that any distribution or action may be lawful or reasonably practicable, for the content of any information submitted to it by the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Deposited Securities, for the validity or worth of the Deposited Securities or for any tax consequences that may result from the ownership of ADSs, Eligible Securities or Deposited Securities, for allowing any rights to lapse upon the terms of the Deposit Agreement or for the failure or timeliness of any notice from the Company.
        (22) Resignation and Removal of the Depositary; Appointment of
             ---------------------------------------------------------
Successor Depositary. The Depositary may at any time resign as Depositary under
--------------------
the Deposit Agreement by written notice of resignation delivered to the Company, such resignation to be effective on the earlier of (i) 180 days after delivery thereof to the Company (whereupon the Depositary shall be entitled to take the actions contemplated in Paragraph (24) hereof), or (ii) upon the appointment by the Company of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of such removal, which removal shall be effective on the earlier of (i) 180 days after the delivery thereof to the Depositary (whereupon the Depositary shall be entitled to take the actions contemplated in

Paragraph (24) hereof), or (ii) upon the appointment by the Company of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, the City of New York. Every successor depositary shall be required by the Company to execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed (except as required by applicable law), shall become fully vested with all the rights, powers, duties and obligations of its predecessor. The predecessor depositary, upon payment of all sums due it and on the written request of the Company, shall
(i) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder (other than as contemplated in the Deposit Agreement), (ii) duly assign, transfer and deliver all right, title and interest to the Deposited Securities to such successor, and (iii) deliver to such successor a list of the Holders of all outstanding Receipts and such other information relating to Receipts and Holders thereof as the successor may reasonably request. Any such successor depositary shall promptly mail notice of its appointment to such Holders. Any corporation into or with which the Depositary may be merged or consolidated, or to which the Depositary shall transfer all its receipts business, shall be the successor of the Depositary without the execution or filing of any document or any further act.
        (23) Amendment/Supplement. This Receipt and any provisions of the
             --------------------
Deposit Agreement (including the form of Receipt attached thereto) may at any time and from time to time be amended or supplemented by written agreement between the Company and the Depositary in any respect which they may deem necessary or desirable without the prior written consent of the Holders or Beneficial Owners. Any amendment or supplement which shall impose or increase any fees or charges (other than the charges of the Depositary in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses), or which shall otherwise materially prejudice any substantial existing right of Holders or Beneficial Owners, shall not, however, become effective as to outstanding Receipts until the expiration of thirty (30) days after notice of such amendment or supplement shall have been given to the Holders of outstanding Receipts. The parties hereto agree that the rights of Holders and Beneficial Owners shall not be deemed materially prejudiced by any amendments or supplements which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act or (b) the ADSs, Eligible Securities or Deposited Securities to be settled in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Holders. Every Holder and Beneficial Owner at the time any amendment or supplement so becomes effective shall be deemed, by continuing to hold such ADS, to consent and agree to such amendment or supplement and to be bound by the Deposit Agreement as amended or supplemented thereby. In no event shall any amendment or supplement impair the right of the Holder to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement to ensure compliance therewith, the Company and the Depositary may amend or supplement the Deposit Agreement and this Receipt at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance with such laws, or rules or regulations.
        (24) Termination. The Depositary shall, at any time at the written
             -----------
direction of the Company, terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. If 180 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign, or if 180 days shall have expired after the Company shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided herein and in the Deposit Agreement, the Depositary may terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed for such termination. On and after the date of termination of the Deposit Agreement, the Holder will, upon surrender of such Holders' Receipt at the Principal Office of the Depositary, upon the payment of the charges of the Depositary for the surrender of Receipts and subject to the conditions and restrictions therein set forth, and upon payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by such Receipt, If any Receipts shall remain outstanding after the date of termination of the Deposit Agreement, the Registrar thereafter shall discontinue the registration of transfers of Receipts, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the

Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions set forth in the Deposit Agreement, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, or charging, as the case may be, in each case, the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of three (3) months from the date of termination of the Deposit Agreement, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated account, without liability for interest for the pro rata benefit of the Holders whose Receipts have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement with respect to the Receipts and the Deposited Securities and ADSs, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of the Deposit Agreement, the Company shall be discharged from all obligations under the Deposit Agreement except as set forth in the Deposit Agreement.

        Notwithstanding anything to the contrary in this Receipt or the Deposit Agreement, the Deposit Agreement, unless otherwise extended by the Company and the Depositary, shall automatically terminate on the date of the termination of the Successor Trust. At the time of such termination, the Successor Trustee will sell the Shares held in the Successor Trust and will distribute the net proceeds of the sale of the Shares underlying the Successor Trust CPOs which are represented by the ADSs issued under the Deposit Agreement to the Custodian on a pro rata basis in accordance with the number of Successor Trust CPOs held by the Custodian. The Depositary shall sell and thereafter hold the net proceeds of any such sales, together with any other cash then held by it hereunder, in an unsegregated account, without liability for interest for the pro rata benefit of the Holders whose Receipts have not theretofore been surrendered and shall be discharged from all obligations under the Deposit Agreement with respect to the Receipts and the Deposited Securities, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case, the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of this Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of the Deposit Agreement, the Company shall be discharged from all obligations under the Deposit Agreement except as specifically contemplated therein.
        (25) Compliance with U.S. Securities Laws. Notwithstanding any
             ------------------------------------
provisions in this Receipt or the Deposit Agreement to the contrary, the withdrawal or delivery of Deposited Securities will not be suspended by the Company or the Depositary except as would be permitted by Section I.A.(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act of 1933.

        (26) Certain Rights of the Depositary; Limitation. Subject to the
             --------------------------------------------
further terms and provisions of the Deposit Agreement, the Depositary, its Affiliates and their respective agents, on their own behalf, may own and deal in any class of securities of the Company and its Affiliates, in Eligible Securities and in ADSs. In its capacity as Depositary, the Depositary shall not lend Deposited Securities or ADSs; provided, however, that the Depositary may
(i) issue ADSs prior to the receipt of Eligible Securities and (ii) deliver Deposited Securities prior to the receipt and cancellation of ADSs, including ADSs which were issued under (i) above but for which Eligible Securities may not have been received (each such transaction a "Pre-Release Transaction"). The Depositary may receive ADSs in lieu of Eligible Securities under (i) above and receive Eligible Securities in lieu of ADSs under (ii) above. Each such Pre-Release Transaction will be (a) subject to a written agreement whereby the person or entity (the "Applicant") to whom ADSs or Deposited Securities are to be delivered (aa) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Eligible Securities or ADSs that are to be delivered by the Applicant under such Pre-Release Transaction, (bb) agrees to indicate the Depositary as owner of such Eligible Securities or ADSs in its records and to hold such Eligible Securities or ADSs in trust for the Depositary until such Eligible Securities or ADSs are delivered to the Depositary or the Custodian, (cc) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Eligible Securities or ADSs, (dd) assigns all beneficial rights, title and interest in such Eligible Securities or ADSs to the Depositary, and (ee) agrees to any additional restrictions or requirements that the Depositary deems appropriate, (b) at all times fully collateralized with cash, United States government securities or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of ADSs and Deposited Securities involved in such Pre-Release Transactions at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of ADSs and Deposited Securities involved in Pre-Release Transactions with any one person on a case by case basis as it deems appropriate.
        The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be held for the benefit of the Holders (other than the Applicant).

Legend to be affixed to Partial Entitlement American Depositary Receipts:

                 [The Receipts issued in respect of Partial Entitlement American Depositary Shares shall bear the following legend on the face of the Receipt: "This Receipt evidences ADSs representing "partial entitlement" Deposited Securities and as such do not entitle the holders thereof to the same distributions and entitlements as other Deposited Securities (which are "full entitlement" Deposited Securities) issued and outstanding at such time. The American Depositary Shares represented by this Receipt shall entitle holders to distributions and entitlements identical to other American Depositary Shares when the "partial entitlement" Deposited Securities become "full entitlement" Deposited Securities, as the case may be.]

                    (ASSIGNMENT AND TRANSFER SIGNATURE LINES)

FOR VALUE RECEIVED, the undersigned Holder hereby sell(s), assign(s) and transfer(s) unto whose taxpayer identification number is and whose address including postal zip code is , the within Receipt and all rights thereunder, hereby irrevocably constituting and appointing attorney-in-fact to transfer said Receipt on the books of the Depositary with full power of substitution in the premises.

Dated:                                  Name:
                                             -----------------------------------
                                             By:
                                             Title:


                                        NOTICE: The signature of the Holder to
                                        this assignment must correspond with the name as written upon the face of the within instrument in every particular, without alteration or enlargement or any change whatsoever.

                                        If the endorsement be executed by an
                                        attorney, executor, administrator,
                                        trustee or guardian, the person
                                        executing the endorsement must give
                                        his/her full title in such capacity and
                                        proper evidence of authority to act in
                                        such capacity, if not on file with the
                                        Depositary, must be forwarded with this
                                        Receipt.


                                        All endorsements or assignments of
                                        Receipts must be guaranteed by a member
                                        of a Medallion Signature Program
                                        approved by the Securities Transfer
                                        Association, Inc.




SIGNATURE GUARANTEED





-------------------------

                        (e) Certification under Rule 466

                          CERTIFICATION UNDER RULE 466


    The Depositary, Citibank, N.A., represents and certifies the following:

    (1) That it previously had filed a registration statement on Form F-6 (Registration No. 333-11338), which the Commission declared effective with terms of deposit identical to the terms of this registration statement except for the number of foreign securities a Depositary Share represents.

    (2) That its ability to designate the date and time of effectiveness under Rule 466 has not been suspended.


                                                 Citibank, N.A., as Depositary


                                                 By:  /s/ Dana Lowe
                                                    ----------------------------
                                                    Name:    Dana Lowe
                                                    Title:   Vice President